UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No.____ )*

                                  CAPRIUS, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    14066K107
              ----------------------------------------------------
                                 (CUSIP Number)

                        Noah Klarish & Associates, P.C.
                        230 Park Avenue, 32nd Floor
                        New York, NY 10169  (212) 973-1111
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 10, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                              (Page 1 of 8 Pages)

-------------------                                            -----------------
CUSIP No. 14066K107                   13D                      Page 2 of 8 Pages
-------------------                                            -----------------


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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Albert Investment Strategies, Inc.
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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      WC and PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Florida
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                  7     Sole Voting Power (includes 349,064 shares held by
                                          Albert Investment Associates, L.P.
                                          and 155,500 shares held by various
  Number of                               accounts over which Albert Investment
   Shares               504,564           Strategies, Inc. has voting power)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person
    With                0
                        --------------------------------------------------------
                  9     Sole Dispositive Power (includes 349,064 shares held by
                                               Albert Investment Associates,
                                               L.P. and 155,500 shares held by
                                               various accounts over which
                                               Albert Investment Strategies,
                        504,564                Inc. has discretionary authority)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        155,500 shares held by various accounts over which
                                Albert Investment, Inc. has discretionary
                                authority.
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      504,564
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      6.86%
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14    Type of Reporting Person*

      CO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Caprius, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 46 Jonspin Road, Wilmington, MA 01887.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Albert Investment Strategies, Inc., a Florida corporation ("Albert Investment Strategies"), with respect to shares of the Issuer's Common Stock held in investment accounts over which Albert Investment Strategies has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Albert Investment Strategies and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The business address of Albert Investment Strategies and of the Albert Partnership are 1304 SW 160th Avenue, Suite 209, Ft. Lauderdale, FL 33326. The general partner of the Albert Partnership is Albert Investment Strategies.

            (c) The principal business of Albert Investment Strategies and of the Albert Partnership is securities investment.

            (d) During the past five years, neither the Albert Partnership nor Albert Investment Strategies nor any of its executive officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither the Albert Partnership nor Albert Investment Strategies nor any of its executive officers, directors or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

Item 3. Source and Amount of Funds or Other Consideration.

            Albert Investment Strategies has discretionary authority over accounts which own 155,500 shares of the Issuer's Common Stock for which such accounts paid a total of $240,370.13 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 349,064 shares of the Issuer's Common Stock for which it paid $528,125.16 from its working capital.

Item 4. Purpose of Transaction.

            The Reporting Persons have acquired their shares of the Issuer's Common Stock for investment. The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (i) causing the Issuer becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions.

            Although the Reporting Persons have no present plans to purchase additional shares of the Issuer's Common Stock or sell any of their shares of the Issuer's Common Stock, they, either together or separately, may seek to purchase additional shares of the Issuer's Common Stock or sell some or all of their shares of the Issuer's Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with their best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

            The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 7,358,934 shares outstanding as reported in the Issuer's Quaterly Report on Form 10-Q for the quarter ended March 31, 1998) directly beneficially owned by each Reporting Person is as follows:

                                                      Percentage of
Name                            Number of Shares   Outstanding Shares
----                            ----------------   ------------------

Albert Partnership                       349,064          4.7%

Albert Investment                        155,500          2.1%
Strategies
discretionary accounts

            (b) Albert Investment Strategies has sole power to vote and to dispose or to direct the disposition of 504,564 shares of the Issuer's Common Stock.

            (c) See Appendix A annexed hereto.

            (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Common Stock constituting more than 5% of the class of the Issuer's Common Stock.

            (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Albert Investment Strategies may be deemed to have beneficial ownership and control of the shares of the Issuer's Common Stock held by accounts with respect to which it has discretionary authority and shares held by the Albert Partnership by virtue of its status as the General Partner of such entity. Albert Investment Strategies disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the discretionary accounts and by the Albert Partnership.

            Other than as set forth above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

            None

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 1998

                                    ALBERT INVESTMENT STRATEGIES, INC.


                                By: /s/ Ira Albert
                                    -----------------------------------
                                        Ira Albert, President


                                    ALBERT INVESTMENT ASSOCIATES, L.P.
                                By: ALBERT INVESTMENT STRATEGIES, INC.


                                By: /s/ Ira Albert
                                    -----------------------------------
                                        Ira Albert, President

                                                                      APPENDIX 1

                          TRANSACTIONS IN CAPRIUS, INC.
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS


      All transactions were open market purchases and the commissions are included in the price of the shares.

1. Albert Investment Associates, L.P.


                  No. of
       Trade      Shares     Price Per         Cost of
        Date   Purchased       Share         Purchases
        ----   ---------       -----         ---------

     5/22/98       2,700       $1.06         $2,913.01
     5/22/98       1,900        1.00          1,932.25
     5/26/98       9,300        1.19         11,233.50
     5/26/98       6,400        1.09          7,128.00
     5/26/98       4,300        1.13          4,927.25
     5/26/98      26,898        1.25         34,164.96
     5/27/98       2,100        1.25          2,667.00
     5/27/98       6,916        1.31          9,220.08
     5/28/98      20,906        1.31         27,861.75
     5/28/98       4,500        1.28          5,855.63
     5/29/98       5,000        1.38          6,979.50
     5/29/98       5,400        1.44          7,870.50
     5/29/98       6,710        1.50         10,199.20
     5/29/98      10,000        1.41         14,216.25
      6/3/98       3,500        1.38          4,868.75
      6/4/98       1,000        1.38          1,399.50
      6/4/98       3,000        1.41          4,278.75
      6/4/98       1,000        1.44          1,457.50
      6/4/98       5,000        1.47          7,443.75
      6/5/98      22,500        1.53         34,859.25
     6/10/98      35,000        1.50         53,183.25
     6/12/98      12,000        1.49         18,087.30
     6/15/98       6,534        1.60         10,548.76
     6/16/98       9,000        1.54         14,090.75
     6/24/98       5,900        1.56          9,341.25
     6/30/98       5,000        1.59          8,047.50
     6/30/98       5,000        1.56          7,891.25
      7/8/98       5,000        1.41          7,135.75

      7/8/98       2,100        1.38          2,917.50
      7/9/98       6,500        1.50          9,851.25
      7/9/98      30,500        1.53         46,708.26
     7/10/98       3,000        1.59          4,827.50
     7/10/98       2,000        1.60          3,282.08
     7/13/98      10,000        1.67         16,888.00
     7/13/98      13,500        1.72         23,476.88
     7/13/98       1,000        1.75          1,773.75
     7/13/98      20,000        1.71         34,284.00
     7/14/98       3,000        1.88          5,685.00
     7/16/98      20,000        1.94         39,153.75
     7/16/98       5,000        1.88          9,475.00
                   -----                      --------
                 349,064                   $528,125.16


2. Other Discretionary Accounts

                  No. of
       Trade      Shares     Price Per         Cost of
        Date   Purchased       Share         Purchases
        ----   ---------       -----         ---------

     5/28/98      30,000       $1.36        $40,890.00
      6/4/98       5,000        1.38          6,875.00
      6/8/98      10,000        1.63         13,169.00
      6/9/98      15,000        1.56         23,437.50
     6/10/98      20,000        1.50         30,000.00
     7/10/98      50,000        1.56         77,890.00
     7/14/98       5,500        1.84         10,140.63
     7/16/98      20,000        1.90         37,968.00
                  ------                     ---------
                 155,500                   $240,370.13


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